UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Barnes & Noble Education, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

06777U101

(CUSIP Number)

Outerbridge Capital Management, LLC

767 Third Avenue, 11th Floor

New York, New York 10017

(347) 493-0350

Andrew Freedman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 26, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

2

1	NAME OF REPORTING PERSON

Outerbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,499,621
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

6,499,621
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,499,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.5%
14	TYPE OF REPORTING PERSON

OO, IA

3

1	NAME OF REPORTING PERSON

Outerbridge Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,499,621
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

6,499,621
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,499,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.5%
14	TYPE OF REPORTING PERSON

PN

4

1	NAME OF REPORTING PERSON

Outerbridge GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,499,621
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

6,499,621
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,499,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.5%
14	TYPE OF REPORTING PERSON

OO, HC

5

1	NAME OF REPORTING PERSON

Outerbridge Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,499,621
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

6,499,621
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,499,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.5%
14	TYPE OF REPORTING PERSON

PN

6

1	NAME OF REPORTING PERSON

Outerbridge Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,499,621
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

6,499,621
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,499,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.5%
14	TYPE OF REPORTING PERSON

OO

7

1	NAME OF REPORTING PERSON

Rory Wallace
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,499,621
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

6,499,621
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,499,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.5%
14	TYPE OF REPORTING PERSON

IN, HC

8

1	NAME OF REPORTING PERSON

Mike Alfred
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,000
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

9

1	NAME OF REPORTING PERSON

David Kim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

10

1	NAME OF REPORTING PERSON

Zachary Levenick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,500
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

11

1	NAME OF REPORTING PERSON

Lowell Robinson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

12

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)          This statement is filed by:

(i)	Outerbridge Master Fund LP, an exempted limited partnership organized under the laws of the Cayman Islands (“Outerbridge Master”), with respect to the shares of Common Stock directly and beneficially owned by it;

(ii)	Outerbridge Capital Management, LLC, a Delaware limited liability company (“Outerbridge Capital”), as the investment manager to Outerbridge Master, Outerbridge Partners, LP and Outerbridge Fund Ltd.;

(iii)	Outerbridge GP, LLC, a Delaware limited liability company (“Outerbridge GP”), as the general partner of Outerbridge Master and Outerbridge Partners, LP;

(iv)	Outerbridge Partners, LP (“Outerbridge Partners”), a Delaware limited partnership, as a feeder fund of Outerbridge Master;

(v)	Outerbridge Fund Ltd. (“Outerbridge Fund”), an exempted company organized under the laws of the Cayman Islands, as a feeder fund of Outerbridge Master;

(vi)	Rory Wallace, as the managing member of each of Outerbridge Capital and Outerbridge GP;

(vii)	Mike Alfred, as a nominee for the Board of Directors of the Issuer (the “Board”);

(viii)	David Kim, as a nominee for the Board;

(ix)	Zachary Levenick, as a nominee for the Board; and

(x)	Lowell Robinson, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Outerbridge Master, Outerbridge Capital, Outerbridge GP, Outerbridge Partners and Mr. Wallace is 767 Third Avenue, 11th Floor, New York, NY 10017. The address of the principal office of Outerbridge Fund is c/o Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands. The principal business address of Mr. Alfred is 11513 Glowing Sunset Lane, Las Vegas, Nevada 89135. The principal business address of Mr. Kim is 3195 Kipling Street, Palo Alto, California 94306. The principal business address of Mr. Levenick is 3304 Franklin Avenue, Millbrook, New York 12545. The principal business address of Mr. Robinson is 17 Deer Path, PO Box 780, Quogue, New York 11959.

13

(c)       The principal business of Outerbridge Master is investing in securities. The principal business of Outerbridge Capital is serving as the investment manager to Outerbridge Master, Outerbridge Partners and Outerbridge Fund. The principal business of Outerbridge GP is serving as the general partner of each of Outerbridge Master and Outerbridge Partners. The principal business of each of Outerbridge Partners and Outerbridge Fund is serving as a feeder fund of Outerbridge Master. Mr. Wallace serves as the managing member of each of Outerbridge Capital and Outerbridge GP. The principal occupation of Mr. Wallace is serving as the managing member of each of Outerbridge Capital and Outerbridge GP. The principal occupation of Mr. Alfred is serving as the Chief Executive Officer of Digital Assets Data, Inc. The principal occupation of Mr. Kim is serving as the Founder and Chief Executive Officer of PineTech Ventures. The principal occupation of Mr. Levenick is serving as a private investor. The principal occupation of Mr. Robinson is serving on the Board of Directors of Medley Capital Corporation.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Wallace, Alfred, Kim, Levenick and Robinson are citizens of the United States of America.

Item 3.	Purpose of Transaction.

Item 3 is hereby amended and restated to read as follows:

The funds for the purchase of the Common Stock beneficially owned by Outerbridge Master, Outerbridge Capital, Outerbridge GP, Outerbridge Partners, Outerbridge Fund and Mr. Wallace came from the working capital of Outerbridge Master. No borrowed funds were used to purchase the Common Stock, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business. The aggregate purchase price of the 6,499,621 shares of Common Stock owned by Outerbridge Master is approximately $22,217,654.

The shares of Common Stock owned by Mr. Alfred, which are held in an IRA account in his name, were purchased with personal funds in the open market. The aggregate purchase price of the 10,000 shares of Common Stock is approximately $15,647.

The shares of Common Stock purchased by Mr. Levenick were purchased with personal funds in the open market. The aggregate purchase price of the 2,000 shares of Common Stock beneficially owned by Mr. Levenick is approximately $3,160, excluding brokerage commissions. The aggregate purchase price of the call options referencing 3,500 shares of Common Stock beneficially owned by Mr. Levenick is approximately $751.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

14

Since building a significant stake in the Issuer in the Spring and Fall of 2019, Outerbridge Capital (together with its affiliates, “Outerbridge”) has engaged, and intends to continue to engage, in discussions with management and the Board of the Issuer regarding opportunities to enhance value for all shareholders, including through Board representation and the composition of the Issuer’s Board, generally.

While Outerbridge appreciates management and the Board’s engagement over the past year, Outerbridge’s due diligence and conversations with other current and prospective shareholders during that period ultimately led it to conclude that broader change at the Issuer at the Board level is required in order for the Issuer to unlock its immense potential. Accordingly, on June 26, 2020, Outerbridge delivered a letter to the Issuer (the “Nomination Letter”) nominating a slate of four highly qualified director candidates, including Mike Alfred, David Kim, Zachary Levenick and Lowell Robinson (collectively, the “Nominees”), for election to the Board at the Issuer’s 2020 annual meeting of stockholders (the “Annual Meeting”). As evidenced by their detailed biographies below, the Nominees have deep operational, financial, and strategic experience within the education, technology and investment industries in addition to backgrounds in mergers and acquisitions, strategic transformation, and public company governance. The Nominees are acutely aware of both the challenges and opportunities ahead of the Issuer, including those introduced by the COVID-19 pandemic, and are prepared and excited to bring their substantive experience to bear to help unlock significant long-term value for all shareholders while helping to navigate these turbulent times. Of note, the Nominees possess experience steering companies through periods of rapid growth, reinvention, and times of crisis, all of which characterizations Outerbridge believes apply to the Issuer.

The Issuer has deep and valuable relationships across the higher education sector and has assembled an impressive footprint of over 1400 physical and virtual campus stores. Outerbridge feels that these relationships and campus footprint are, at present, significantly under-monetized. The Issuer has also amassed a unique collection of both physical and digital assets and business lines. Outerbridge believes there are many opportunities to further leverage and integrate these assets and business lines, in addition to potential cost efficiencies, that may collectively amount to tens of millions of dollars of improvement in annual EBITDA.

Outerbridge understands that the Board is currently conducting an ongoing review of strategic alternatives (the “Strategic Review”), and believes that multiple third parties may have, in their extensive due diligence on the Issuer, uncovered the same opportunities and may have subsequently submitted formal offers to acquire parts or all of the Issuer in a strategic transaction. Should the Strategic Review result in a transaction or series of transactions that Outerbridge deems to be value-enhancing for all shareholders, Outerbridge would expect to withdraw its nominations for the Board.

Until then, the Reporting Persons intend to file a preliminary proxy statement and accompanying WHITE proxy card with the Securities and Exchange Commission (the “SEC”) to be used to solicit votes for the election of Outerbridge’s slate of highly-qualified director nominees at the Annual Meeting. The Reporting Persons, who are anticipated to be the participants in the proxy solicitation, strongly advise all stockholders of the Issuer to read the proxy statement and other proxy materials as they become available because they will contain important information. Such proxy materials will be available at no charge on the SEC’s website at http://www.sec.gov. In addition, the Reporting Persons will provide copies of the proxy statement without charge, when available, upon request. Requests for copies should be directed to the Reporting Persons’ proxy solicitor.

The bios of Outerbridge’s highly qualified nominees follow:

Mike Alfred has served as the CEO of Digital Assets Data, Inc., a financial technology and data company building enterprise-grade software and data feeds for the digital asset ecosystem, since he co-founded the company in

15

January 2018, as an Advisor to the CEO of Wander, an internet service provider, since December 2019, and on the Advisory Board of Outerbridge Capital Management, LLC, the investment Manager of Outerbridge Master Fund, LP, since December 2019. From October 2016 to January 2018, Mr. Alfred was a Managing Director and member of the five person executive committee for Strategic Insight, Inc., a provider of data and software to the global asset management industry, which was acquired by Institutional Shareholder Services in 2019. Prior to that, Mr. Alfred served as the CEO of BrightScope, Inc., a financial information company providing 401k analyses and tools for retirement plan participants, sponsors and advisors, from February 2008 when he co-founded the company until it was acquired by Strategic Insight, Inc. in October 2016. Prior to co-founding BrightScope, Inc., Mr. Alfred served as Co-Founder and Portfolio Manager of Alfred Capital Management, LLC, a registered investment advisor serving high net worth individuals. Mr. Alfred also serves as a principal investor in a variety of industries including technology and consumer products. Mr. Alfred currently serves on the Board of Directors of Crestone Group, LLC, a national artisan bakery, since March 2015, HOHM, Inc., a custom-engineered sleeping pod creator, since December 2016, and Eaglebrook Advisors, a tech-driven digital asset management platform for financial advisors and their clients, since September 2019. Mr. Alfred received a Bachelor of Arts degree in History from Stanford University.

David Kim has served as the Founder and CEO of PineTech Ventures LLC (“PineTech”), a strategy consulting firm and venture studio of technology products and companies, since December 2018. Prior to founding PineTech, Mr. Kim was the Founder, CEO and Chairman of the Board of Directors of Intellus Learning, Inc., an educational Platform-as-a-Service company that supports teachers and learning in higher education, from 2011 to December 2018, but ceased serving as Chairman when the company was acquired by Macmillan Publishers Ltd in January 2017. Prior to that, Mr. Kim served as the President and Advisor at Tumri, Inc., a next-gen provider of online display marketing technologies and solutions, from 2007 until the company was acquired by Collective Media in 2011. From 2008 to 2010, Mr. Kim served as the President, CEO and Chairman of the Board of Directors of Course Hero, Inc., an online learning platform. Earlier in his career, Mr. Kim served as the General Manager of Self-Serve Products & International and Vice President of Business Development at Efficient Frontier, Inc., a global search engine marketing agency, from 2004 to 2008. Previously, Mr. Kim served as the General Manager of Advertiser Web Services, Strategy & New Business Development at Overture Services Inc. (formerly NASDAQ: OVER), a global Internet brand and search engine, from 2003 to 2004, which was acquired by Yahoo! Inc. (formerly NASDAQ: YHOO) in October 2003. Prior to that, Mr. Kim served as the Founder, CEO and Chairman of the Board of Directors of Enverta, Inc. (f/k/a eCandy.com), a software infrastructure developer, from 1999 to 2003. Mr. Kim served as a Senior Strategy Consultant in the Strategic Services Group at Accenture plc (NYSE: ACN) (f/k/a Andersen Consulting), a management consulting firm, from 1998 to 1999. Mr. Kim began his career as a Senior Mergers & Acquisitions Analyst at Bancamerica Robertson Stephens, the investment banking division of the Bank of America Corporation (NYSE: BAC), from 1995 to 1997. Mr. Kim received his Bachelor of Science degree in Operations Research and Industrial Engineering from the University of California, Berkeley and a Master of Science in Industrial Engineering & Engineering Management, with a dual concentration in Technology Management & Entrepreneurship from Stanford University.

Zachary Levenick has been a private investor in real estate and public and private securities with a focus on growing innovative or disruptive businesses in established industries, including financial services, female health, and fitness since January 2019. From 2002 to January 2019, Mr. Levenick served in various roles at Taconic Capital Advisors, LP (“Taconic”), a multi-billion dollar New York-based private investment firm, most recently serving as Principal, Co-Head of European Investing beginning in 2011. During his time at Taconic, Mr. Levenick co-managed the firm’s London-based European operations and was Portfolio Manager for European Equities investing, where focus areas included consumer products, retail, and general industries. He also established and oversaw Taconic’s public and private investment efforts in Brazil, Mexico, Chile, and Argentina, where focus areas included education and logistics. In addition, Mr. Levenick developed extensive experience in special situations and cross-asset class investing while at Taconic. Earlier in his career, Mr. Levenick served as an Analyst in the Investment Banking Division at J.P. Morgan Chase & Co. (NYSE: JPM), a multinational investment bank and financial services holding company. Mr. Levenick graduated from Harvard College magna cum laude with a Bachelor of Arts degree in History and Literature (Medieval).

16

Lowell Robinson has served on the Board of Directors of Medley Capital Corporation (NYSE: MCC), a business development company, since April 2019. Mr. Robinson served in numerous capacities at MIVA, Inc. (formerly NASDAQ: MIVA), an online digital marketing company, where he served as the Chief Financial Officer, from 2006 to 2009, Chief Administrative Officer, from 2006 to 2007, and Chief Operating Officer, from 2007 to 2009. Previously, Mr. Robinson served as the President of LWR Advisors, LLC, a strategic and financial consulting firm, from 2002 to 2006. Prior to that, Mr. Robinson served as the Executive Vice President, Chief Financial Officer and Chief Administrative Officer of HotJobs.com Ltd. (formerly NASDAQ: HOTJ), an online recruiting and hiring search engine platform, from 2000 to 2002, until it was acquired by Yahoo! Inc. Mr. Robinson also served as the Chief Financial Officer and Chief Administrative Officer of PRT Group Inc. (formerly NASDAQ: PRTG), a software services technology company that Mr. Robinson helped take public, from 1997 to 1999. Before that, Mr. Robinson served as the Chief Financial Officer and Chief Administrative Officer at Advo, Inc. (formerly NYSE: AD) (n/k/a Valassis Communications, Inc.), a direct marketing company, from 1994 to 1997. Mr. Robinson has also held numerous senior financial positions, including positions at the following companies: Citigroup Inc. (NYSE: C), a multinational investment bank and financial services firm; a subsidiary of Mars, Incorporated, a manufacturer of confectionery, pet food and other food products; and Kraft Foods Inc. (formerly NYSE: KFT) (n/k/a The Kraft Heinz Company, NASDAQ: KHC), a global food manufacturer. Mr. Robinson previously served on the Board of Directors of each of: Aratana Therapeutics, Inc. (formerly NASDAQ: PETX), a pet therapeutics company, from May 2018 to July 2019; Evine Live Inc., (formerly NASDAQ: EVLV) (n/k/a iMedia Brands, Inc., NASDAQ: IMBI), a home shopping omnichannel company, from March 2014 to June 2018; SITO Mobile, Ltd. (OTCMKTS: SITO), a location based marketing platform, from April 2017 to June 2017; Higher One Holdings, Inc. (formerly NYSE: ONE), a fintech education services company, from June 2014 to August 2016; Support.com, Inc. (NASDAQ: SPRT), a full spectrum technical support solution provider for businesses and consumers, from March 2016 to June 2016; The Jones Group, Inc., (formerly NYSE: JNY), an American designer and manufacturer of clothes, shoes, and accessories, from 2005 to April 2014; International Wire Group, Inc. (formerly OTCMKTS: ITWG), a marketer and manufacturer of wire products, from 2003 to 2009; and Edison Schools Inc. (Formerly NASDAQ: EDSN) (“Edison”), a company that managed K-12 public schools in the United States, from 2002 to 2004. While serving on the Board of Directors of Edison, he served as the interim CFO for NYU Polytechnic, where he orchestrated a highly successful turnaround. In addition to his public board service, Mr. Robinson also previously served on the Board of Directors of privately held companies, including Diversified Investment Advisors Inc. (n/k/a Transamerica Retirement Solutions). Mr. Robinson has also served as the Chairman of two GE Capital companies, in media, publishing and digital, from 2010 to 2014, which he helped turn around and were eventually sold, as well as on the Board of each of the University of Wisconsin Business School, the Council for Economic Education, the University of Wisconsin Economics Department, the Harvard Business School Club of NY, and the NY Academy of Sciences. Mr. Robinson received his Bachelor of Arts degree in Economics from the University of Wisconsin – Madison and a Master of Business Administration from Harvard Business School.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

17

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 48,297,554 shares of Common Stock outstanding, as of February 21, 2020, which is the total number of shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on March 3, 2020.

A.	Outerbridge Master

(a)	As of the close of business on June 26, 2020, Outerbridge Master beneficially owned 6,499,621 shares.

Percentage: Approximately 13.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,499,621
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,499,621

(c)	Outerbridge Master has not entered into any transactions in the securities of the Issuer during the past sixty days.

B.	Outerbridge Capital

(a)	As the investment manager to Outerbridge Master, Outerbridge Capital may be deemed the beneficial owner of the 6,499,621 shares owned by Outerbridge Master.

Percentage: Approximately 13.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,499,621
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,499,621

(c)	Outerbridge Capital has not entered into any transactions in the securities of the Issuer during the past sixty days.

C.	Outerbridge GP

(a)	As the general partner of Outerbridge Master, Outerbridge GP may be deemed the beneficial owner of the 6,499,621 shares owned by Outerbridge Master.

Percentage: Approximately 13.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,499,621
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,499,621

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(c)	Outerbridge GP has not entered into any transactions in the securities of the Issuer during the past sixty days.

D.	Outerbridge Partners

(a)	As a feeder fund of Outerbridge Master, Outerbridge Partners may be deemed the beneficial owner of the 6,499,621 shares owned by Outerbridge Master.

Percentage: Approximately 13.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,499,621
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,499,621

(c)	Outerbridge Partners has not entered into any transactions in the securities of the Issuer during the past sixty days.

E.	Outerbridge Fund

(a)	As a feeder fund of Outerbridge Master, Outerbridge Fund may be deemed the beneficial owner of the 6,499,621 shares owned by Outerbridge Master.

Percentage: Approximately 13.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,499,621
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,499,621

(c)	Outerbridge Fund has not entered into any transactions in the securities of the Issuer during the past sixty days.

F.	Rory Wallace

(a)	As the managing member of each of Outerbridge Capital and Outerbridge GP, Mr. Wallace may be deemed the beneficial owner of the 6,499,621 shares owned by Outerbridge Master.

Percentage: Approximately 13.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,499,621
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,499,621

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(c)	Mr. Wallace has not entered into any transactions in the securities of the Issuer during the past sixty days.

G.	Mike Alfred

(a)	As of the close of business on June 26, 2020, Mr. Alfred beneficially owned 10,000 shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 10,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Mr. Alfred during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

H.	David Kim

(a)	As of the close of business on June 26, 2020, Mr. Kim did not own any shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Kim has not entered into any transactions in the securities of the Issuer during the past sixty days.

I.	Zachary Levenick

(a)	As of the close of business on June 26, 2020, Mr. Levenick beneficially owned 5,500 shares, including 3,500 shares of Common Stock underlying certain call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 5,500 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 5,500 4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

J.	Lowell Robinson

(a)	As of the close of business on June 26, 2020, Mr. Robinson did not own any shares.

Percentage: 0%

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(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Robinson has not entered into any transactions in the securities of the Issuer during the past sixty days.

As of the close of business on June 26, 2020, the Reporting Persons collectively beneficially owned an aggregate of 6,515,121 shares of Common Stock, constituting approximately 13.5% of the shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to securities of the Issuer.

Item 6 is hereby amended to add the following:

On June 26, 2020, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the Annual Meeting (the “Solicitation”), and (c) Outerbridge Capital agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Mr. Levenick beneficially owns over-the-counter market American-style call options referencing an aggregate of 2,500 shares of Common Stock and 1,000 shares of Common Stock, respectively, which have an exercise price of $2.50 and $5.00, respectively and expire on October 16, 2020, as further detailed on Schedule A hereto, which is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1       Joint Filing and Solicitation Agreement by and among Outerbridge Capital Management, LLC, Outerbridge Master Fund LP, Outerbridge GP, LLC, Outerbridge Partners, LP, Outerbridge Fund Ltd., Rory Wallace, Mike Alfred, David Kim, Zachary Levenick and Lowell Robinson, dated June 26, 2020.

99.2       Form of Power of Attorney.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 29, 2020

OUTERBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

OUTERBRIDGE MASTER FUND LP

By:	Outerbridge GP, LLC, its general partner

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

OUTERBRIDGE GP, LLC

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

OUTERBRIDGE PARTNERS, LP

By:	Outerbridge GP, LLC its general partner

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

OUTERBRIDGE FUND LTD.

By:	/s/ Rory Wallace
	Name	Rory Wallace
	Title:	Authorized Signatory

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/s/ Rory Wallace
RORY WALLACE Individually and as attorney-in-fact for Mike Alfred, David Kim, Zachary Levenick and Lowell Robinson

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SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

MIKE ALFRED

Purchase of Common Stock	1,000	1.5769	05/06/2020
Sale of Common Stock	(1,000)	1.5520	05/08/2020
Purchase of Common Stock	292	1.3200	05/13/2020
Purchase of Common Stock	200	1.3200	05/13/2020
Purchase of Common Stock	508	1.3200	05/13/2020
Purchase of Common Stock	1,000	1.4000	05/13/2020
Purchase of Common Stock	1,000	1.4500	05/13/2020
Purchase of Common Stock	327	1.2800	05/21/2020
Purchase of Common Stock	25	1.2800	05/21/2020
Purchase of Common Stock	25	1.2800	05/21/2020
Purchase of Common Stock	23	1.2800	05/21/2020
Purchase of Common Stock	100	1.2800	05/21/2020
Purchase of Common Stock	968	1.3000	05/21/2020
Purchase of Common Stock	31	1.3000	05/21/2020
Purchase of Common Stock	1	1.3000	05/21/2020
Purchase of Common Stock	200	1.2500	05/22/2020
Purchase of Common Stock	100	1.2500	05/22/2020
Purchase of Common Stock	200	1.2500	05/22/2020
Purchase of Common Stock	404	1.2600	05/22/2020
Purchase of Common Stock	96	1.2600	05/22/2020
Sale of Common Stock	(500)	1.4924	05/26/2020
Sale of Common Stock	(500)	1.4500	05/26/2020
Sale of Common Stock	(500)	1.4052	05/26/2020
Sale of Common Stock	(500)	1.8209	05/27/2020
Sale of Common Stock	(457)	1.7500	05/27/2020
Sale of Common Stock	(43)	1.7500	05/27/2020
Purchase of Common Stock	1,000	1.6500	05/28/2020
Purchase of Common Stock	500	1.5500	05/29/2020

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Purchase of Common Stock	225	1.6000	05/29/2020
Purchase of Common Stock	275	1.6000	05/29/2020
Purchase of Common Stock	393	1.4500	06/01/2020
Purchase of Common Stock	4	1.4500	06/01/2020
Purchase of Common Stock	103	1.4500	06/01/2020
Purchase of Common Stock	297	1.4600	06/01/2020
Purchase of Common Stock	203	1.4600	06/01/2020
Purchase of Common Stock	228	1.4800	06/01/2020
Purchase of Common Stock	12	1.4800	06/01/2020
Purchase of Common Stock	260	1.4800	06/01/2020
Purchase of Common Stock	331	1.5000	06/01/2020
Purchase of Common Stock	97	1.5000	06/01/2020
Purchase of Common Stock	72	1.5000	06/01/2020
Purchase of Common Stock	1,000	1.3800	06/02/2020
Purchase of Common Stock	1,000	1.9500	06/08/2020
Sale of Common Stock	(1,000)	2.0356	06/08/2020
Sale of Common Stock	(2,000)	2.0019	06/08/2020
Sale of Common Stock	(80)	1.8400	06/10/2020
Sale of Common Stock	(700)	1.8400	06/10/2020
Purchase of Common Stock	1,344	1.6500	06/16/2020
Purchase of Common Stock	585	1.6500	06/16/2020
Purchase of Common Stock	53	1.6500	06/16/2020
Purchase of Common Stock	18	1.6500	06/16/2020
Purchase of Common Stock	780	1.6800	06/16/2020

ZACHARY LEVENICK

Purchase of October 2020 Call Option ($2.50 Strike Price)	1,000[1]	.2000	05/07/2020
Purchase of October 2020 Call Option ($2.50 Strike Price)	1,400[1]	.3400	06/05/2020

1 Represents shares underlying American-style call options purchased to open in the over the counter market. These call options have an exercise price of $2.50 per share and an expiration date of October 16, 2020.

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Sale of October 2020 Call Option ($5.00 Strike Price)	(1,400)[2]	.1700	06/05/2020
Purchase of October 2020 Call Option ($2.50 Strike Price)	100[1]	.3500	06/05/2020
Sale of October 2020 Call Option ($5.00 Strike Price)	(100)[2]	.1500	06/05/2020

 2 Represents shares underlying American-style call options sold to close in the over the counter market. These call options have an exercise price of $5.00 per share and an expiration date of October 16, 2020.

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